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                             March 23, 2021

       Brandon Dutch Mendenhall
       President and Chief Executive Officer
       RAD Diversified REIT, Inc.
       211 N. Lois Avenue
       Tampa, FL 33609

                                                        Re: RAD Diversified
REIT, Inc.
                                                            Offering Statement
on Form 1-A
                                                            Post-Qualification
Amendment No. 6
                                                            Filed March 9, 2021
                                                            File No. 024-11020

       Dear Mr. Mendenhall:

              We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 2, 2021 letter.

       Post-Qualification Amendment No. 6 to Form 1-A filed March 9, 2021

       General

   1. Your response to comment 2 and the heading for Note 10 states that the new disclosure on page F-25 is unaudited.
However, the audit opinion on page F-13 is dual dated to include this disclosure. As
such, it appears that the footnote has been audited as required. Please revise your disclosure
accordingly.
 Brandon Dutch Mendenhall
FirstName  LastNameBrandon
RAD Diversified  REIT, Inc. Dutch Mendenhall
Comapany
March      NameRAD Diversified REIT, Inc.
       23, 2021
March2 23, 2021 Page 2
Page
FirstName LastName
      Please contact Ronald (Ron) E. Alper at 202-551-3329 or Jonathan Burr at 202-551-
5833 with any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Real Estate
& Construction
cc:      Fanni Koszeg